Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 7, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Relevant Information

To whom it may concern:

We are writing to inform you that on May 7, 2015, in compliance with the decision made at the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015, the Board of Directors of Grupo Financiero Galicia S.A. has decided to issue the shareholders on May 22, 2015, a cash dividend corresponding to fiscal year 2014 for the amount of Ps. 100,000,000.00.

Please note that in accordance to the in place regulations, the cash payment report will be timely informed.

Yours faithfully,

A. Enrique Pedemonte

Attorney-in-fact

Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com